FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        [Fee Required]

For the fiscal year ended December 31, 2009

                                        OR

[ ]   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        [No Fee Required]

For the transition period from _____to _____

Commission file number 1-8339

a. Full title of the Plan:

            THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION
                    AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the
    address of its principal executive office:

                        NORFOLK SOUTHERN CORPORATION
                            Three Commercial Place
                            Norfolk, VA   23510

                        THE VANGUARD GROUP, INC.
                            P. O. Box 2900
                            Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

WESTERN ASSET FUNDS, INC.
Western Asset Management Company
385 East Colorado Boulevard
Pasadena, CA 91101

THE ROYCE FUNDS
1414 Avenue of the Americas
New York, NY 10019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND
PARTICIPATING SUBSIDIARY COMPANIES

Date: June 23, 2010   BY: /s/G. W. Dana
                                                       G. W. Dana
                                                       Secretary, Board of Managers

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thrift and Investment Plan of Norfolk Southern Corporation
  and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP
Norfolk, VA
June 23, 2010

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:		
Investments (notes 4, 5 and 8):		
Interest in Master Trust for Norfolk Southern Corporation common stock	$ 286,131,406	$ 260,121,329
Mutual funds:		
Equity growth and income funds	134,789,628	98,295,249
Balanced funds	104,627,798	75,658,892
International stock fund	39,018,402	24,558,753
Bond fund	22,086,076	19,001,320
Common collective trust – stable value fund	103,917,860	98,374,759
Participant loans	13,584,295	12,855,559
Assets available for benefits at fair value	704,155,465	588,865,861
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)	(2,246,530)	1,286,124
Assets available for benefits	$ 701,908,935	$ 590,151,985

See accompanying notes to financial statements.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2009 and 2008

		2009		2008
Investment income (loss) (note 8):				
Net appreciation (depreciation) in fair value				
of investments (note 4)	$	88,094,749	$	(130,603,633)
Dividends		14,382,175		16,334,864
Interest		3,643,053		4,359,142
Total investment income (loss)		106,119,977		(109,909,627)
Contributions:				
Employee contributions		27,444,459		27,371,188
Employer contributions		10,406,119		10,255,662
Assets transferred in from Thoroughbred				
Retirement Investment Plan (note 2)		722,853		5,576,320
Total contributions		38,573,431		43,203,170
Distributions:				
Benefits paid (note 9)		(32,682,323)		(42,404,421)
Administrative expenses (note 2)		(254,135)		(250,329)
Total distributions (note 9)		(32,936,458)		(42,654,750)
Net increase (decrease)		111,756,950		(109,361,207)
Assets available for benefits:				
Beginning of year		590,151,985		699,513,192
End of year	$	701,908,935	$	590,151,985

See accompanying notes to financial statements.

Notes to Financial Statements
December 31, 2009 and 2008

l.   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating
Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit
plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is
thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility,
and administration and enforcement provisions of Title I of ERISA. As an individual account
plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit
guaranty provisions of Title IV of ERISA.

As described in Accounting Standards Codification (ASC) 946, "Financial Services - Investment
Companies," and ASC 962, "Plan Accounting – Defined Contribution Pension Plans," investment
contracts held by a defined-contribution plan are required to be reported at fair value. However,
contract value is the relevant measurement attribute for that portion of the assets available for
benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts
because contract value is the amount participants would receive if they were to initiate permitted
transactions under the terms of the Plan. As required by the ASC, the Statements of Assets Available
for Benefits present the fair value of the investment contract as well as the adjustment of the fully
benefit-responsive investment contract from fair value to contract value. The Statements of Changes
in Assets Available for Benefits reflect such investment contracts on a contract value basis.

(b)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting
principles (GAAP) requires management to make estimates and assumptions that affect the
reported amount of assets and liabilities and changes therein, and disclosure of contingent assets
and liabilities. Actual results could differ from those estimates.

(c)   Investments

The presentation of investments at fair value in the accompanying financial statements of the
Plan is required by and is in accordance with U.S. GAAP. Fair value is based on quotations from
national securities exchanges; where securities are not listed on an exchange, quotations are
obtained from brokerage firms. Fair value for investments in the Common collective trust-stable
value fund is based on the estimated fair value of the underlying assets held in the fund.
Investments also include participant loans, which are carried at cost, approximating fair value
(note 2).

The Plan's investment in NS common stock (NS Stock) is included in a Master Trust with investments in NS Stock held by the Thoroughbred Retirement Investment Plan (TRIP) of NS and Participating Subsidiary Companies. The NS Stock Fund consists of shares of NS Stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of both plans in the Master Trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets was 58.1% at December 31, 2009, and December 31, 2008. The Plan's interest in the fair value of Master Trust investment assets was $286,131,406 at December 31, 2009, and $260,121,329 at December 31, 2008.

Investment income for the Master Trust was as follows:

| | Years Ended December 31, | |
	2009	2008
Net appreciation (depreciation) in fair value	$ 53,781,984	$ (25,553,618)
Dividends and interest	13,096,156	11,755,139
Total investment income (loss)	$ 66,878,140	$ (13,798,479)

(d)   Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e)   Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

(f)   New Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-12, "Fair Value Measurements and Disclosures (ASC 820) - Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)." The Plan adopted the guidance on estimating the fair value of its investments in investment companies when the investment does not have a readily determinable fair value. The provisions permit the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits and all applicable disclosures are included in these financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (ASU 2009-01). This statement, effective for reporting periods ending after September 15, 2009, established the FASB ASC as the single source of authoritative GAAP. SFAS 168 is recognized by the FASB to be applied by nongovernmental entities and stated that all guidance contained in the ASC has an equal level of authority. The authoritative accounting guidance recognized that rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Plan has adopted the provisions of the authoritative accounting guidance for the reporting period ending December 31, 2009, the adoption of which did not have a material effect on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits.

Effective January 1, 2008, the Plan adopted SFAS No. 157, "Fair Value Measurements" (ASC 820), related to financial instrument assets and liabilities. This statement, effective for interim or annual reporting periods beginning after November 15, 2007, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. Adoption did not have a material effect on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits.

2. Plan Description

The following is a brief discussion of the Plan in effect during 2009 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

(a) General Information

The Plan was established effective June l, l982, by resolution adopted on April 30, l982, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, Nonagreement Employees of NS or a participating subsidiary company are automatically enrolled to become a member of the Plan (Member) unless the employee opts out of participation.

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (Code). The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS. The Managers receive no remuneration with respect to their service in such capacity. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. NS and the participating subsidiary companies in their discretion pay certain administrative costs arising under the Plan.

(b)   <u>Vesting</u>

At all times a Member shall have a fully vested interest in all account balances (Accounts) under the Plan.

(c)   <u>Pre-Tax, Roth, Catch-Up, Matching, PAYSOP and After-Tax Contributions Accounts</u>

Amendments to the Plan, effective January 1, 2009, merged each Member's Catch-Up Pre-Tax Contribution Account into the Pre-Tax Contribution Account and Catch-Up Roth Contribution Account into the Roth Contribution Account (note 7).

A Member may elect that NS contribute to the Plan an amount equal to not less than 1% nor more than 75% of the Member's Compensation, as defined in the Plan. The Member must irrevocably designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution at the time of the deferred election, and any contribution made to the Plan as a Pre-Tax or Roth Contribution may not later be reclassified to the other type.

A Member who is automatically enrolled in the Plan is deemed to have initially elected to make a Pre-Tax Contribution of 3% of the Member's Compensation with 1% annual increases, up to a maximum of 6%. A Member may elect at any time to stop contributing, to contribute a percentage other than the automatic percentage, or to change the automatic 1% increase. Under automatic enrollment, a Member's contributions are invested by default in the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65, unless the Member makes a different investment election.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($16,500 per year for 2009 and $15,500 per year for 2008). However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional contributions up to the limit as provided in Code Section 414(v)(2)(B)(i) ($5,500 per year for 2009 and $5,000 per year for 2008).

NS contributes matching contributions of 100% of the sum of the Member's Pre-Tax Contributions plus Roth Contributions not to exceed 1% of the Member's Compensation, and 50% of the sum of the Member's Pre-Tax Contributions plus Roth Contributions that exceed 1% of the Member's Compensation but does not exceed 6% of the Member's Compensation.

Before 1987, NS contributed to the Plan PAYSOP Contributions equal to the maximum employee stock ownership credit allowed for federal income tax purposes under former Section 44G of the Code. PAYSOP Contributions were, subject to certain limitations, allocated equally to the account of each Nonagreement Employee employed by NS on December 31 of the calendar year for which PAYSOP Contributions were made. No additional PAYSOP Contributions were made after calendar year 1986.

Prior to January 1, 1987, each Member was allowed to voluntarily contribute to the Member's After-Tax Contributions Account.

(d)   <u>Rollover Account</u>

A Member can contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account.

(e)   Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member's election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable, which is included in benefits paid in the Statements of Changes in Assets Available for Benefits or (ii) be paid to the Plan and reinvested in the NS Stock Fund.

(f)   Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Trustee until the earlier of the Member's retirement, disability, death, or severance from employment. If a Member retires prior to Normal Retirement Age, incurs a disability or severs from employment and the value of the Member's interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of Normal Retirement Age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000 but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

The normal form of payment under the Plan is a single lump sum, but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS Stock rather than cash. A Member generally may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs. However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a Member's loan.

A Member may withdraw all or a portion of the balance of their After-Tax Contributions Account, Matching Contribution – Pre 2008 Account or Rollover Account either in whole shares of NS Stock (to the extent such stock is held in the Accounts) or cash, at the Member's discretion.

A Member may make a written request for hardship withdrawal as described in the plan document.

(g)   Transfers with other Plans

If the Managers determine that the plan of an affiliate is comparable to this Plan (i.e., the Plan provides all the same options and forms of benefit as the plan of the affiliate from which the transfer is to be made), a Member may transfer cash or NS Stock representing employee and employer contributions (including earnings thereon) as a direct transfer from the Code Section 401(k) plan of the affiliate. Such transfers must be made directly from the trustee of the Code Section 401(k) plan of the affiliate. As the Managers may prescribe, any transfer may include a transfer of any outstanding loans.

A Member may be allowed to transfer, as a direct transfer, their Accounts to the Code Section 401(k) plan of an affiliate or to another plan of NS if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in the other NS plan.

(h)   Loans

A Member may, no more than once in any calendar year, borrow from the balance of their Pre-Tax Contributions, Roth Contributions, and/or Rollover Contributions, subject to certain limitations as described below. A Member cannot apply for a loan if the Member has three or more loans outstanding.

The maximum loan term is five years. The amount of a loan may not be less than $l,000 and, when added to the outstanding balance of all other loans from the Plan, may not be more than the lesser of $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans by the Member from the Plan during the one year period ending on the day before the date on which such loan was made, over the outstanding balance of loans by the Member from the Plan on the date on which such loan was made) or one half of the fair market value of the Member's Accounts.

Where a loan has not been repaid in full immediately prior to the distribution of a Member's account balances as a result of the Member's retirement, severance from employment, disability or death, the balance of such loan plus interest accrued will be immediately due and payable, and the amount of the debt will be set off against any amount payable to the Member or their beneficiary from the Plan.

The unpaid balance of any loan shall bear interest at a fixed rate at the time the loan is made. The rate shall be equal to the Prime Rate plus 1%, as determined by Reuters. The rate will be adjusted on the first business day of the month after any month in which the Prime Rate changes.

The Managers shall have the right on a uniform or consistent basis to limit the amounts, terms, and conditions of loans and may declare a moratorium on loans.

(i)   Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

3.   Investment Program

A Member must make an initial investment election which will apply to the Member's Accounts. If a Member does not make an affirmative initial investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65.

A Member may elect at any time to exchange the existing balances in the Member's Accounts invested in any option to another option(s), subject to any frequent trading policy or similar restriction.

4.   Investments

 Investments at fair value that represent 5% or more of the Plan's assets available for benefits at December 31, 2009 or 2008, are separately identified in the following table:

	2009	2008
Common stock:		
Interest in Master Trust for NS Stock	$ 286,131,406	$ 260,121,329
Value of interests in registered investment companies:		
Vanguard Wellington Fund	68,444,184	53,961,168
Vanguard 500 Index Fund	44,319,593	31,222,609
Vanguard Windsor II Fund	40,494,816	31,950,785
Vanguard International Growth Fund	39,018,402	24,558,753
Value of interest in common collective trust:		
Vanguard Retirement Savings Trust (stable value fund)	103,917,860	98,374,759

During the years ended December 31, 2009 and 2008, the Plan's investments appreciated (depreciated) in value by $88,094,749 and ($130,603,633), respectively. In both 2009 and 2008, the Plan's net appreciation (depreciation) in fair value of investments included realized and unrealized gains (losses) on investments bought and sold as well as held during the year. The details of total gains (losses) by investment type are as follows:

	2009	2008
Common stock	$ 32,139,165	$ (14,841,983)
Mutual funds	55,955,584	(115,761,650)
	$ 88,094,749	$ (130,603,633)

5.   Fair Value Measurements

ASC 820-10, "Fair Value Measurements," established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Interest in Master Trust for NS Stock: Valued at the Plan's share of NS Stock, based upon the closing price reported on the New York Stock Exchange (NYSE) at year end, and cash balances held by the Master Trust.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan as of the close of the NYSE at year end.

Common collective trust – stable value fund: The Plan's holdings of the stable value fund units (Vanguard Retirement Savings Trust) are valued at NAV, which is used as a practical expedient for fair value. There are no imposed redemption restrictions and the Plan does not have any contractual obligations to further invest in the trust. The underlying investments of that trust consist of traditional investment contracts, valued based upon expected future cash flows for each contract discounted to present value; alternative investment contracts, valued based upon the aggregate market values of the underlying investments in mutual funds and bond trusts, and the value of the wrap contracts; and investments in mutual funds and bond trusts, valued at the NAV of each fund or trust determined as of the close of the NYSE at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

2009	Level 1	Level 2	Level 3	Total
Interest in Master Trust for NS Stock	$ 286,131,406	$ --	$ --	$ 286,131,406
Mutual funds	300,521,904	--	--	300,521,904
Common collective trust – stable value fund	--	103,917,860	--	103,917,860
Participant loans	--	--	13,584,295	13,584,295
Total investments	$ 586,653,310	$ 103,917,860	$ 13,584,295	$ 704,155,465

2008	Level 1	Level 2	Level 3	Total
Interest in Master Trust for				
NS Stock	$ 260,121,329	$ --	$ --	$ 260,121,329
Mutual funds	217,514,214	--	--	217,514,214
Common collective trust –				
stable value fund	--	98,374,759	--	98,374,759
Participant loans	--	--	12,855,559	12,855,559
Total investments	$ 477,635,543	$ 98,374,759	$ 12,855,559	$ 588,865,861

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009 and 2008:

	2009	2008
Balance, beginning of year	$ 12,855,559	$ 12,053,104
Purchases, sales, issuances and settlements – net	728,736	802,455
Balance, end of year	$ 13,584,295	$ 12,855,559

6. Federal Income Taxes

The Internal Revenue Service determined and informed NS by a letter dated October 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Plan Amendments

The Plan was amended effective January 1, 2009, to merge each Member's (a) Catch-Up Pre-Tax Contributions Account into the Member's Pre-Tax Contribution Account, and (b) Catch-Up Roth Contributions Account into the Member's Roth Contribution's Account.

The Plan was amended effective January 1, 2008, to implement an automatic enrollment program as described in Note 2(c).

The Plan was amended effective January 1, 2008, to increase the aggregate Pre-Tax, Roth and Catch-Up Contribution limit to 75% of the Member's Compensation.

The Plan was amended effective January 1, 2008, to change the formula for Matching Contributions to that described in Note 2(c).

The Plan was amended effective January 1, 2008, so that if an agreement employee who has a balance in the TRIP becomes eligible to become a Member of the Plan, the employee's TRIP balance is transferred to the Plan as of the calendar quarter following the quarter in which the employee becomes eligible for the Plan.

The Plan was amended effective January 1, 2008, to change the method for determining the fixed interest rate on plan loans to the Prime Rate plus 1%, as determined by Reuters. The rate for new loans is adjusted on the first business day of the month after any month in which the Prime Rate changes.

8. Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the recordkeeper, respectively, as defined by the Plan; therefore, fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

The Plan, through the NS Stock Fund, holds NS Stock. NS is the employer and Plan Sponsor. The investment in the NS Stock Fund qualifies as an exempt party-in-interest transaction under ERISA and the Code.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to Form 5500:

	December 31,	
	2009	2008
Benefit claims payable to participants per the financial statements	$ --	$ --
Add: Current accruals for withdrawing participants	17,412	34,927
Benefit claims payable to participants per Form 5500	$ 17,412	$ 34,927

	Year Ended December 31, 2009
Total distributions per the financial statements, excluding administrative expenses	$ 32,682,323
Add: Current accruals for withdrawing participants	17,412
Less: Prior year accruals paid in current year	(34,927)
Benefits paid to participants per Form 5500	$ 32,664,808

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY
COMPANIES

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock –			
Interest in Master Trust for NS Stock*	16,229,802 units of NS Stock Fund	$ 164,889,559	$ 286,131,406
Value of Interests in Registered Investment Companies:			
The Vanguard Group, Inc.*	2,372,415 shares of Vanguard Wellington Fund	70,244,257	68,444,184
The Vanguard Group, Inc.*	431,670 shares of Vanguard 500 Index Fund	46,556,677	44,319,593
The Vanguard Group, Inc.*	1,710,085 shares of Vanguard Windsor II Fund	47,027,337	40,494,816
The Vanguard Group, Inc.*	2,296,551 shares of Vanguard International Growth Fund	44,113,101	39,018,402
The Vanguard Group, Inc.*	1,260,200 shares of Vanguard Growth Index Fund	32,805,813	34,428,671
Western Asset Funds, Inc.	2,079,668 shares of Western Asset Core Bond	21,793,420	22,086,076
The Royce Funds	609,121 shares of Royce Premier Fund	10,172,040	9,934,771
The Vanguard Group, Inc.*	766,340 shares of Vanguard Target Retirement 2015	8,813,326	8,667,301
The Vanguard Group, Inc.*	367,263 shares of Vanguard Strategic Equity Fund	7,197,993	5,611,777
The Vanguard Group, Inc.*	252,865 shares of Vanguard Target Retirement 2020	5,146,997	5,047,181
The Vanguard Group, Inc.*	380,286 shares of Vanguard Target Retirement 2025	4,477,229	4,304,836
The Vanguard Group, Inc.*	170,626 shares of Vanguard Target Retirement 2010	3,616,544	3,501,243
The Vanguard Group, Inc.*	284,126 shares of Vanguard Target Retirement 2035	3,283,647	3,301,543
The Vanguard Group, Inc.*	163,658 shares of Vanguard Target Retirement 2030	3,192,252	3,160,230
The Vanguard Group, Inc.*	227,763 shares of Vanguard Target Retirement Income	2,416,333	2,412,006
The Vanguard Group, Inc.*	95,207 shares of Vanguard Target Retirement 2040	1,693,792	1,813,698
The Vanguard Group, Inc.*	88,157 shares of Vanguard Target Retirement 2050	1,562,420	1,684,680
The Vanguard Group, Inc.*	135,334 shares of Vanguard Target Retirement 2045	1,529,171	1,626,719
The Vanguard Group, Inc.*	60,486 shares of Vanguard Target Retirement 2005	680,401	664,136
The Vanguard Group, Inc.*	41 shares of Vanguard Prime Money Market Fund	41	41
		316,322,791	300,521,904
Value of Interest in Common Collective Trust –			
Vanguard Retirement Savings Trust*	101,671,330 units of Stable Value Fund	101,671,330	103,917,860
Participant loans*	Participant loans (4% - 11%)	--	13,584,295
	Total investments at fair value	582,883,680	704,155,465
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	--	(2,246,530)
	Total investments at contract value	$ 582,883,680	$ 701,908,935

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY
COMPANIES

<u>EXHIBIT INDEX</u>

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm